FORM 4
[ ]  Check this box if no longer                         OMB APPROVAL
     subject to Section 16. Form 4              OMB Number:            3235-0287
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Credit Suisse First Boston,
     on behalf of the investment banking business of
     the Credit Suisse First Boston business unit
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     11 Madison Avenue
--------------------------------------------------------------------------------
                                    (Street)

     New York                         NY                 10010
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Manufacturers' Services Limited (MSV)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     03/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

     11/00
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                  4.                             5.             Owner-
                                                                  Securities Acquired (A) or     Amount of      ship
                                      2.             3.           Disposed of (D)                Securities     Form:     7.
                                      Transaction    Transaction  (Instr. 3, 4 and 5)            Beneficially   Direct    Nature of
                                      Date           Code         ------------------------------ Owned at End   (D) or    Indirect
1.                                    (Month/        (Instr. 8)                   (A)            of Month       Indirect  Beneficial
Title of Security                     Day/           ------------    Amount       or    Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            Year)          Code   V                     (D)            and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      7,556,448       (I)     (1),(11),
                                                                                                                          (12),(18),
                                                                                                                          (20),(21)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      3,027,234       (I)     (2),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      3,385,504       (I)      (3),(12),
                                                                                                                          (18),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        196,291       (I)     (4),(12),
                                                                                                                          (18),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      1,882,440       (I)      (5),(13),
                                                                                                                          (14),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                         10,417       (I)      (6),(14),
                                                                                                                          (20),(21)
------------------------------------------------------------------------------------------------------------------------------------


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)   Code  V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Preferred Stock     $6.44   3/14/02    P                     Immed. 3/14/07 Common Stock 996,935 $50.00   128,471    (I)   (1),(11),
                                                                                                                           (12),18),
                                                                                                                           (20),(21)
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock     $6.44   3/14/02    P                     Immed. 3/14/07 Common Stock 530,846 $50.00    68,408    (I)   (3),(12),
                                                                                                                          (18),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock     $6.44   3/14/02    P                     Immed. 3/14/07 Common Stock  29,193 $50.00     3,762    (I)   (4),(12),
                                                                                                                          (18),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock     $6.44   3/14/02    P                     Immed. 3/14/07 Common Stock 771,026 $50.00    99,359    (I)  (7)
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Warrants            $7.02   3/14/02    P                     Immed. 3/14/07 Common Stock 249,555   -                 (I)   (1),(11),
                                                                                                                          (18),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Warrants            $7.02   3/14/02    P                     Immed. 3/14/07 Common Stock 132,883   -                 (I)   (3),(12),
                                                                                                                          (18),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Warrants            $7.02   3/14/02    P                     Immed. 3/14/07  Common Stock   7,308   -                 (I)  (4),(12),
                                                                                                                          (18),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Warrants            $7.02   3/14/02    P                     Immed. 3/14/07  Common Stock 193,005   -                 (I)  (7),(13),
                                                                                                                          (14),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Warrants            $4.80                                    Immed. 11/26/06 Common Stock  93,860   -                 (I)  (8),(15),
                                                                                                                          (16),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Warrants            $4.80                                    Immed. 11/26/06 Common Stock  41,761   -                 (I)  (9),(16),
                                                                                                                          (17),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Warrants           $16.00                                    Immed. 6/22/05  Common Stock   1,069   -                 (I)  (8),(15),
                                                                                                                          (16),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Warrants           $16.00                                    Immed. 6/22/05  Common Stock     422   -                 (I)  (9),(16),
                                                                                                                          (17),(20),
                                                                                                                          (21)
------------------------------------------------------------------------------------------------------------------------------------
Warrants           $16.00                                    Immed. 6/22/05  Common Stock  29,934   -                 (I) (10),
                                                                                                                          (20),(21)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) These securities are held directly by DLJ Merchant Banking Partners, L.P. ("DLJMBP"), which is a partnership.

(2) These securities are held directly by DLJ Merchant Banking Funding, Inc. ("DLJMBF"), which is a wholly-owned subsidiary of Credit Suisse First Boston Private Equity, Inc. ("CSFBPE").

(3) These securities are held directly by DLJ International Partners, C.V. ("DLJIP"), which is a partnership.

(4) These securities are held directly by DLJ Offshore Partners, C.V. ("DLJOP"), which is a partnership.

(5) These securities are held by DLJ First ESC L.P. ("ESC"), which is a partnership.

(6) These securities are held by DLJ ESC II L.P. ("ESC II"), which is a partnership.

(7) These securities are held by Donaldson, Lufkin & Jenrette Securities Corporations ("DLJSC"), which is a wholly owned subsidiary of Credit Suisse First Boston (USA) Inc., as nominee for CSFBPE, EMA 2001 Plan, L.P. ("EMA"), Docklands 2001 Plan , L.P. ("Docklands"), Paradeplatz 2001 Plan, L.P. ("Paradeplatz") and CSFB 2001 Investors, L.P. ("CSFB 2001"). EMA, Docklands, Paradeplatz and CSFB 2001 are each partnerships.

(8) These securities are held by DLJ Investment Partners II, L.P. ("DLJIP II"), which is a partnership.

(9) These securities are held by DLJ Investment Partners, L.P. ("DLJIP"), which is a partnership.

(10) These securities are held by DLJ Investment Funding II, Inc. ("DLJIF"), which is a wholly-owned subsidiary of CSFBPE.

(11) DLJ Merchant Banking, Inc. ("DLJMB") and DLJ Merchant Banking, L.P. ("DLJMBLP"), which is a partnership, are the general partners of DLJMBP.

(12) DLJMB is the general partner of DLJMBLP, DLJIP and DLJOP.

(13) DLJ LBO Plans Management Corporation III, which is a wholly-owned subsidiary of CSFBPE, is the associate general partner of ESC, EMA and Docklands.

(14) DLJ LBO Plans Management Corporation, which is a wholly-owned subsidiary of CSFBPE, is the general partner of ESC, ESC II, EMA, Docklands and CSFB 2001. CSFB Bermuda Ltd., which is a wholly owned subsidiary of CSFBPE, is the general partner of Paradeplatz.

(15) DLJ Investment Partners Inc. ("DLJIP Inc."), which is a wholly-owned subsidiary of CSFBPE, and DLJ Investment Associates II, L.P. ("DLJIA"), which is a partnership, are the general partners of DLJIP II.

(16) DLJIP Inc. is the general partner of DLJIA.

(17) DLJIA is the general partner of DLJIP.

(18) DLJMB is a wholly-owned subsidiary of CSFBPE.

(19) DLJMB is the general partner of DLJMBLP.

(20) Credit Suisse First Boston (USA) Inc., a Delaware corporation formerly named Donaldson, Lufkin & Jenrette, Inc., is the parent of CSFBPE.

(21) In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Form 4 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

     The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

     CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management an the Credit Suisse Financial Services business unit.


Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit.

 /s/ Ivy B. Dodes                                                      4/10/02
---------------------------------------------                    --------------
 By: Ivy B. Dodes                                                       Date
     Managing Director
     **Signature of Reporting Person

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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